                                                                     Exhibit 1.1
                                    "STATUTS"

                                 (MEMORANDUM AND

                            ARTICLES OF ASSOCIATION)

                                TABLE OF CONTENTS

Part I: Legal Form - Purpose - Registered Office                     page 3


Part II: Share Capital - Shares                                      page 4


Part III: Board of Directors, General Management and Audit           page 5


Part IV: Shareholders Meetings                                       page 12


Part V: Financial Statements - Allocation and Distribution of        page 15
           Net Income

Part VI: Dissolution - Extension - Disputes                          page 16

                                     PART I

                    LEGAL FORM - PURPOSE - REGISTERED OFFICE

          ARTICLE 1 - Legal Form - Corporate Name - Legislation - Term

The Company, which is called Vivendi Universal, is a societe anonyme established under French law and formed in Paris by a deed dated 11 December 1987. It is governed by current and future legislative and regulatory provisions as well as by these Corporate Statutes.

The term of the Company shall expire on 17 December 2086, except in the event of its early dissolution or extension to be decided by an Extraordinary Shareholders Meeting.

                               ARTICLE 2 - Purpose

The Company's purpose is, directly and indirectly, in France and in all countries:

         - to engage in the following businesses, for individual, business and public sector customers:

                  - any direct or indirect communications activities, and in particular the Internet, multimedia and audiovisual activities, imaging, cinema, music, advertising, press, publishing and telecommunications, and any interactive services and products related to the foregoing;

                  - any activities related, directly or indirectly, to the environment, and in particular water, wastewater treatment, energy, transport, waste management and any related products and services, whether or not for collective use;

         - the management and acquisition, by way of subscription, purchase, contribution, exchange or through any other means, of shares, bonds and any other securities of companies already existing or to be formed and the right to sell such interests;

         - and more generally, any commercial, industrial and financial transactions and any transactions related to movable or immovable property which are directly or indirectly related to the above purpose.

                          ARTICLE 3 - Registered Office

The registered office is at 42, avenue de Friedland, Paris (8th district).

The registered office may be transferred to any other place in accordance with the legislative and regulatory provisions in force.

                                     PART II

                             SHARE CAPITAL - SHARES

                            ARTICLE 4 - Share Capital

The share capital is 5,985,697,866.50 euros divided into 1,088,308,703 shares having a nominal value of 5.50 euros, all of the same class and fully paid up.

The share capital may be increased, reduced, amortized or divided by a decision adopted by the competent Shareholders Meeting.

                               ARTICLE 5 - Shares

1. Shares may, at the shareholders' election, be in the form of registered shares or bearer shares, in the absence of legal provisions to the contrary.

2. The Company may at any time, in accordance with the legal and regulatory provisions in force, request the institution responsible for the settlement of share dealings for information relating to shares of the Company which confer a voting right in its Shareholders Meetings, whether immediately or in the future.

Failure by shareholders or intermediaries to comply with their obligation to provide the information referred to above may lead to the suspension or suppression of dividend and/or voting rights, as permitted by law.

3. Any person, acting alone or in concert, who directly or indirectly holds a fraction of the capital, voting rights or securities subsequently convertible into shares of the Company, which is equal to or in excess of 0.5% or a multiple of this fraction, shall be obliged to notify the Company by registered letter within fifteen days of exceeding any of these thresholds, of the total number of shares, voting rights or securities subsequently convertible into shares, which that person directly or indirectly holds, whether alone or in concert.

Failure to comply with this provision shall be penalized in accordance with the legal provisions, at the request of one or more shareholders holding at least 0.5% of the Company's share capital, recorded in the minutes of a Shareholders Meeting.

Any person, acting alone or in concert, shall also be obliged to inform the Company within fifteen days when the percentage of the share capital or voting rights that person holds falls below any of the thresholds set forth in this Article.

              ARTICLE 6 - Rights and Obligations Attached to Shares

         1. Each share carries a right of ownership of the Company's assets and liquidation surplus in proportion to the fraction of the authorized share capital it represents.

         2. Whenever it is required to hold a certain number of shares in order to exercise a right, shareholders who do not own the said number of shares shall be responsible, if necessary, for combining the shares in order to reach the required quantity.

         3. The subscription right attached to share(s) belongs to the beneficial owner.

         4. Ownership of a share implies acceptance of the Company's Corporate Statutes and of decisions resolved at shareholders Meetings and by the Board of Directors acting pursuant to its delegated powers.


                                    PART III

             BOARD OF DIRECTORS - GENERAL MANAGEMENT AND SUPERVISION

                          CHAPTER 1: BOARD OF DIRECTORS

                             ARTICLE 7 - Composition

The Company shall be managed by a Board of Directors, which shall be composed of no less than three and no more than eighteen members, subject to the exception set forth by law in the event of a merger.

                                                                               6
                             ARTICLE 8 - Directors

         1. The maximum term of office for Directors shall be four years subject to the provisions relating to age limits. This term may be renewed.

         2. A Director's term of office shall expire at the conclusion of the Shareholders Meeting called to approve the accounts for the close of the financial year, and which is held during the year in which his term of office expires.

         3. At the conclusion of each Annual Shareholders Meeting, the number of Directors who have reached the age of 70 by the closing date of the financial year shall not be more than one fifth of the number of Directors in office. When this limit is exceeded, the oldest Directors shall be deemed to have resigned at such Shareholders Meeting.

         4. In any event, a director's term of office shall expire at the Shareholders Meeting called to approve the accounts for the financial year end in which he reaches the age of 75. However, honorary Directors 75 years old or older appointed by the Board of Directors may remain on the Board of Directors in an advisory capacity.

         5. Provisions regarding the age limit shall be applicable to the permanent representatives of legal persons acting as directors.

         6. In the event of a vacancy of one or more directorships because of death or resignation, the Board of Directors may appoint provisional replacements between two Shareholders Meetings.

         7. Each director must own at least seven hundred and fifty shares during his term of office. These shares are to be held in a registered account.

         8. By way of remuneration for their work, directors shall receive a fixed annual fee. This fee shall be set at the Shareholders Meeting.

The Board shall allocate the amount of these fees among the Directors, at its discretion. It may allocate a special, additional amount of directors' fees to directors who are members of committees.

It may also grant exceptional, additional remuneration to directors in recognition of particular assignments or powers. Such remuneration shall be subject to the law(s) governing agreements which acquire the prior approval by the Board of Directors.

                 ARTICLE 9 - Director Appointed by the Employees

         1. If the percentage of the share capital held by employees and retired employees of the Company and its subsidiaries under the Group Savings Scheme represents more than 3% of the Company's authorized share capital, a director shall be appointed from among the employees who are members of the Supervisory Board of the Company's mutual funds of which at least 90% of the assets are comprised of Company shares. The director representing the employee shareholders shall not be taken into account when calculating the maximum number of members of the Board of Directors set out in Article 7.

Upon a proposal from the Chairman of the Board of Directors, an employees' representative may be appointed as a director by an Ordinary Shareholders Meeting, provided that his office will terminate automatically upon the appointment of a director pursuant to the above paragraph.

         2. If for any reason whatsoever, a director appointed by the Shareholders Meeting under paragraph 1 above ceases to be both an employee of the Company or one of its subsidiaries and, as the case may be, a member of a mutual fund as set forth above, said director shall be deemed to have resigned upon the expiration of a term of one month from the date on which he ceased to fulfill either of these criteria.

         3. In this case or in case of death or resignation, the Board of Directors may provisionally appoint a director between two Shareholders Meetings provided that this new director satisfies the criteria set forth in this Article.

         4. Prior to the Ordinary Shareholders Meeting called to appoint a director representing the employee shareholders pursuant to this Article, said director shall be nominated in accordance with the following procedure.

- Candidates for this office shall be nominated by the mutual fund's Supervisory Board and shall be selected from among the Supervisory Board's members by the Chairman of the Board of Directors.

- The Supervisory Board's decision shall be recorded in minutes indicating the list of candidates and the number of votes cast in favor of each candidate, as well as the number of candidates validly designated by the Supervisory Board, whose number shall be at least equal to twice the number of directors to be appointed.

- The minutes and the list of candidates referred to above shall be attached to the notice convening the Shareholders Meeting.

         5. Each director representing the employee shareholders must hold one share through a mutual fund pursuant to the present Article, or an equivalent number of units of said fund. If, upon the date of his appointment, the director does not hold one share or an equivalent number of units of the fund, or if during his term of office he ceases to hold one share or an equivalent number of units of the fund, the director shall be deemed to have resigned notwithstanding the fact that he remains an employee of the Company.

               ARTICLE 10 - Meetings - Deliberations of the Board

         1. The Board of Directors shall meet at the registered office or in any other place indicated in the notice of meeting, as often as the interests of the Company require, upon being convened by its Chairman.

         2. It shall also meet when directors representing at least one third of the directors, or the Chief Executive Officer, request(s) the Chairman to convene a meeting upon a specific agenda, on condition that it has not met for more than two months.

In the event that the Chairman is unable to act, meetings of the Board of Directors may be convened either by at least one third of its total members, or, if he is a director, by the Chief Executive Officer or a Co-Chief Operating Officer.

         3. Resolutions of the Board of Directors may be adopted by way of videoconference or other means of communication, subject to the conditions and limitations of the regulations in force. Members who take part in meetings by way of videoconference or by any other means of communication permitted by law shall be deemed to be present for the purposes of calculating the quorum and majority.

In order for decisions to be valid, at least half of the members of the Board of Directors must take part in the meeting. Decisions shall be taken by a majority of the members participating or represented. In the event of a tie, the Chairman shall have a casting vote.

         4. Any director can grant another director the power to represent him or to vote in his place on matters being deliberated by the Board of Directors, by way of any written or electronic medium. However, a director may represent only one other director.

         5. The Chief Executive Officer shall take part in meetings of the Board.

On the initiative of the Chairman of the Board of Directors, members of the Company's management, the Statutory Auditors or other persons from outside the Company who have special expertise in relation to the matters appearing on the agenda, may attend all, or any part of, Board meetings.

         6. The Board may appoint a Secretary who is not required to be one of its members.

         7. Minutes of the Board of Director's deliberations shall be prepared and copies, or excerpts of copies, shall be delivered and certified in accordance with the law.


                      ARTICLE 11 - Powers and Organization

         1. The Board of Directors shall determine the direction in which the Company's business shall develop and shall oversee such development. Subject to the powers expressly attributed to the shareholders, and subject to the limitations of the Company's purpose, the Board of Directors shall consider any matter affecting the successful running of the Company and shall take decisions to regulate its business.

         2. The Board of Directors shall elect a Chairman from among its members, who must be a natural person. The Board of Directors shall fix his remuneration and his term of office, which may not exceed his term of office as a director.

         3. The Chairman shall represent the Board of Directors. He shall organize and direct its operations and shall ensure the smooth functioning of the Company's governing bodies, that the directors are in a position to carry out their tasks.

         4. Upon a proposal from the Chairman, the Board of Directors may decide to appoint a Vice-Chairman. The Board of Directors shall fix his term of office, which shall not exceed his term of office as a director.

         5. In the event of the Chairman's temporary inability to act or his death, the Board of Directors may delegate the office of Chairman to the Vice-Chairman or to another director.

In the event of a temporary inability to act, this delegation of powers shall be of limited duration. In the event of death, it shall continue until the election of a new Chairman.

         6. The Chairman's term of office shall expire no later than at the close of the Shareholders Meeting called to approve the financial statements for the fiscal year in which he reaches the age of 65. However, the Board may decide that his term of office shall expire no later than at the close of the Shareholders Meeting called to approve the financial statements for the fiscal year in which he reaches the age of 67.

         7. The Board may also decide to create Committees responsible for reviewing matters referred to them either by the Board of Directors or by the Chairman.

         8. Upon a proposal from the Chairman, the Board of Directors may appoint one or two Independent Advisors.

Independent Advisors shall be called to meetings of the Board of Directors, in which they shall participate in an advisory capacity; however, their absence shall not affect the validity of the deliberations. They shall be appointed for a maximum term of four years and their term of office may be renewed or terminated at any time. They may be chosen from among shareholders or non-shareholders and may receive remuneration fixed annually by the Board of Directors.

         9. The Board may grant, to one of its members or to third parties, special powers for one or more specific purposes, with or without the right to sub-delegate any such special powers in whole or in part.

                          CHAPTER 2: GENERAL MANAGEMENT

                        ARTICLE 12 - General Management

         1. The General Management of the Company shall be the responsibility of either the Chairman of the Board of Directors, who shall then have the title of Chairman and Chief Executive Officer, or a natural person appointed by the Board of Directors and having the title of Chief Executive Officer.

The Board of Directors may make this choice only if at least two-thirds of its members are present.

The decision of the Board of Directors as to the manner in which the shareholders shall exercise its management shall be taken by a two-thirds majority of the members present or represented.

Shareholders and third parties shall be informed of this choice in the manner set out in the legal provisions in force.

         2. When the Chairman of the Board of Directors exercises the general management of the Company, the following provisions relating to the Chief Executive Officer shall apply to him.

         3. The Chief Executive Officer shall be invested with the broadest powers to act in all circumstances on behalf of the Company. He shall exercise these powers subject to the limitations of the Company's purpose and subject to those powers expressly attributed by law to the preview of the Shareholders Meetings and to the Board of Directors. He shall represent the Company in its relations with third parties and in legal proceedings.

The Board of Directors shall fix the remuneration and the term of office of the Chief Executive Officer. This term shall not exceed the term of office of the Chairman nor, if applicable, his term of office as director.

         4. On a proposal from the Chief Executive Officer, the Board of Directors may, subject to the legal restrictions, appoint one or more natural persons to assist the Chief Executive Officer, who shall have the title of Co-Chief Operating Officer.

The Board of Directors, in agreement with the Chief Executive Officer, shall determine the powers conferred upon the Co-Chief Operating Officers, which shall not, if applicable, exceed that of their term of office as directors. The Board of Directors shall determine their remuneration. Unless decided otherwise, Co-Chief Operating Officers shall have the same powers regarding third parties as the Chief Executive Officer.

The Chief Executive Officer and the Co-Chief Operating Officers shall have the power to delegate their powers, in part, to as many representatives as they may see fit.

         5. The term of office of the Chief Executive Officer and the Co-Chief Operating Officers shall expire no later than at the financial year end for which the Shareholders Meeting is called in which he/they reach the age of 65. However, the Board of Directors may decide that his/their term(s) of office shall end at the latest, at the financial year end for which the Shareholders Meeting is called in which he/they reach the age of 67.

                         CHAPTER 3: AUDIT OF THE COMPANY

                         ARTICLE 13 - Statutory Auditors

         1. The Company is audited by Statutory Auditors, who are appointed and carry out their duties in accordance with applicable law.


                         PART IV. SHAREHOLDERS MEETINGS

                       ARTICLE 14 - Shareholders Meetings

         1. Shareholders Meetings are convened and proceedings are conducted in accordance with applicable law.

         2. Shareholders Meetings shall take place at the registered office or in any other location specified in the notice of convocation. The Board may decide, upon issuing the notice, to broadcast the Shareholders Meeting publicly in its entirety by videoconference and/or tele-transmission. If applicable, this decision will be indicated in any notices of the meeting.

         3. Two members of the Elected Workers Council, and appointed by the Elected Workers Council, may also take part in Shareholders Meetings. At their request, they must be heard during any deliberations requiring a unanimous decision of the shareholders. The Chief Executive Officer or any other person to whom powers have been granted shall inform the Elected Workers Council by any means of the date and place of Shareholders Meetings called.

         4. Regardless of the number of shares a shareholder owns, he shall have the right, upon proving his identity, to attend Shareholders Meetings, subject to the following conditions:

            - holders of registered shares must be included in the register maintained by the Company;

            - holders of bearer shares must file a certificate, at the place mentioned in the notice of meeting, of the non-transferability of the shares held in its name until the date of the Shareholders Meeting, issued by an authorized financial intermediary, and, if applicable, the Company must be supplied with all necessary documents to prove his identity in accordance with applicable law.

These formalities must be completed before 3 p.m. Paris time on the day before the Shareholders Meeting, unless a shorter period is specified in the notice of convocation or compulsory legal provisions in force shorten such period.

Express revocation of the shareholder's registration or of the certificate of non-transferability may take place only in accordance with the compulsory legal provisions in force.

         5. Shareholders Meetings shall be chaired by the Chairman of the Board of Directors, or, in his absence, by the Vice-Chairman, or in the absence of both of them, by a director specially appointed for the purpose by the Board of Directors. Failing such appointment, the Shareholders Meeting itself shall elect its Chairman. The role of [Scrutineers] shall be performed by the two [members/ shareholders] of the meeting who are present and accept such appointment holding the greatest number of votes.

         6. The committee shall appoint a Secretary who may or may not be a shareholder. An attendance register shall be maintained in accordance with the conditions provided by law.

         7. Copies or excerpts of the minutes of Shareholders Meetings shall be validly certified by the Chairman of the Board or by a Co-Chief Operating Officer, or by the Secretary of the Shareholders Meeting.


                           ARTICLE 15 - Voting Rights

         1. In all Shareholders Meetings, the voting rights attached to shares shall belong to the holder of the bare legal title of the shares.

         2. Shareholders shall be entitled, under the conditions provided by applicable laws and regulations, to send in their proxy and voting forms for any Shareholders Meeting by post, whether in paper form or, by resolution of the Board of Directors published in the notice of meeting, by tele-transmission.

The Board of Directors may also decide that shareholders shall be entitled to participate and vote at all Shareholders Meetings by videoconference and/or tele-transmission, under the conditions provided by applicable regulations. In this case, shareholders participating in the Shareholders Meeting by videoconference or by other means of telecommunication in the manner provided by the applicable regulations shall be deemed to be present for the purposes of calculating the quorum and majority.

         3. Each shareholder shall have a number of votes equal to the number of shares he owns or represents, subject to the specific provisions of paragraph 4 below.

         4. The number of voting rights held by each shareholder (and where applicable his proxy(ies)) at Shareholders Meetings shall be:

     (a) equal to the number of voting rights attached to the shares held up to the limit of 2% of the total number of voting rights existing in the Company;

     (b) calculated for the remainder, on the basis of the number of voting rights present or represented at the Shareholders Meeting, through application of the percentage exceeding 2% of said number of voting rights present or represented (and calculated in accordance with the adjustment resulting from this provision).

The calculation to be made during each Shareholders Meeting is described in the formula set out in the schedule to these Corporate Statutes. For the purposes of this calculation, each percentage shall be calculated to two decimal points and the number of voting rights obtained shall be rounded up to the nearest whole number.

The voting rights held by each shareholder shall be pooled with his other voting rights, within the meaning of Article L.233-9 of the French Commercial Code. However, no pooling shall be applied to the voting rights attached to the shares in respect of which a proxy has been given in accordance with the provisions of L.225-106, paragraph 7, of the French Commercial Code.

This provision shall not be applicable to any Shareholders Meeting where a quorum of 60 % or more is present.

                                     PART V

        FINANCIAL STATEMENTS - ALLOCATION AND DISTRIBUTION OF NET INCOME

                          ARTICLE 16 - Annual Accounts

         1. The Company's fiscal year shall commence on January 1 and end on December 31.

         2. At the end of each fiscal year, the Board of Directors shall prepare the inventory and the annual accounts, in the manner provided by law.


             ARTICLE 17 - Allocation and Distribution of Net Income

         1. The statement of income shows the revenues and expenses for the financial year; and net income for the year is indicated as the difference, after deducting amortization, depreciation and provisions.

Out of profits for the financial year less, where applicable, losses sustained in earlier years, there shall be deducted no less than 5% in order to create the legal reserve fund. This deduction shall cease to be mandatory when the reserve fund reaches 10% of the share capital. Such deduction shall be resumed when, for any reason, the legal reserve shall have become less than one-tenth of the share capital.

The Shareholders Meeting may decide that such amounts as the Board of Directors shall see fit, shall be transferred to provident funds or to voluntary, ordinary or extraordinary reserve funds, or to retained earnings, or distributed.

         2. The distributable income is comprised of the net income for the fiscal year, less losses sustained in earlier years and amounts that must be allocated to reserves in accordance with the law or the Corporate Statutes, and may be increased by retained earnings.

Dividends shall be deducted on a priority basis from net income for the fiscal year.

Except in case of a reduction in capital, no distribution may be made to shareholders when Shareholders Equity would become, as a result of such distribution, less than the amount of the capital plus reserves, the distribution of which is not permitted by applicable law or these Corporate Statutes.

Revaluation surpluses may not be distributed but may be capitalized in whole or in part.

The Shareholders Meeting may decide to distribute amounts deducted from available reserves by indicating expressly the reserve items from which the said amounts shall be deducted.

The terms of payment of dividends shall be determined by the Shareholders Meeting, or, failing such determination, by the Board of Directors. Dividends must be paid no later than nine months after the end of the fiscal year, unless an extension is granted by court order.

The Annual Shareholders Meeting may grant each shareholder the right to choose between payment in cash or in shares, in respect of all or part of the interim or final dividend distributed.

Dividends unclaimed for a term of five years after the declaration date shall no longer be payable.

                                     PART VI
                       EXTENSION - DISSOLUTION - DISPUTES

               ARTICLE 18 - Extension - Dissolution - Liquidation

         1. No later than one year before the end of the term of the Company, the Board of Directors shall convene an Extraordinary Shareholders Meeting in order to decide whether the term of the Company is to be extended.

         2. Except in the event of judicial dissolution provided by law, the Company shall be dissolved upon the expiration of the term set forth by the Corporate Statutes or by decision of the Shareholders taken at a Shareholders Meeting.

         3. The Shareholders Meeting shall determine the mode of liquidation and shall appoint one or more liquidators whose powers it shall determine.


                              ARTICLE 19 - Disputes

All disputes which may arise during the term of the Company or during its liquidation, whether between the shareholders and the Company or between the Shareholders themselves, in respect of corporate matters, shall be referred to the competent courts.

                                    SCHEDULE

APPLICATION OF THE PROVISIONS OF ARTICLE 15 OF THE CORPORATE STATUTES REGARDING THE NUMBER OF VOTING RIGHTS HELD BY EACH SHAREHOLDER AT SHAREHOLDERS MEETINGS:

Where:

T = the total number of voting rights attached to all shares comprising the share capital

Yn = the total number of voting rights attached to the shares of shareholders present or represented (n), up to 2% of T per shareholder, and therefore not subject to any limitation

a, b, c = the percentage of the voting rights (by reference to T) held by A, B, C, etc. in excess of 2% for each of them

X = the total number of votes which may be cast at a Shareholders Meeting taking into account the limitations set forth in the Corporate Statutes.

This rule may be expressed as follows:

         X = Yn + aX + bX + cX

Accordingly, the total number of votes which may be cast during a meeting (X) is equal to:

         X = Yn/(1-a-b-c)

By calculating X it is possible to determine, for each of shareholders A, B and C, the total number of votes attached to voting rights exceeding 2% (corresponding to percentages a, b, c, etc.). For each of them, it is necessary to add 2% of T; i.e., the votes attached to voting rights not subject to any limitation.